UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): February 7, 2019

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On February 7, 2019, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2018. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of regulatory changes to Federal Home Loan Bank membership requirements and liquidity requirements by the Federal Housing Finance Agency and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated February 7, 2019

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 7, 2019   By: /s/ Roger D. Lundstrom

                                      Roger D. Lundstrom

                                      Executive Vice President and Chief Financial Officer



Exhibit 99.1

February 7, 2019

To Our Members:

During 2018, the Federal Home Loan Bank of Chicago continued to demonstrate our commitment to you through the value we provide to our members. We have positioned our products and services to meet the changing requirements of your businesses to help you remain competitive as you support the increasingly diverse communities you serve. We are pleased to share with you some of what we accomplished during 2018.

Providing Products, Solutions, and Competitive Funding Advantages

We maintained our focus on delivering value to our members through products and customized funding solutions which contributed to strong growth in advances, letters of credit, and Mortgage Partnership Finance® (MPF®) Program products outstanding. At year-end 2018, advances were $52.6 billion, up 9% from year-end 2017. Letters of credit also experienced notable growth. At year-end 2018, 205 members had letters of credit outstanding of $24.3 billion, up 24% from year-end 2017. At year-end 2018, MPF loans outstanding on our balance sheet were $7.1 billion, up 37% from year-end 2017.

Throughout the year, the Board of Directors increased the dividends declared on both Class B1 and B2 capital stock. The increased dividends enabled us to use our financial strength to enhance the value of your membership by providing you a competitive funding advantage and lowering your all-in borrowing costs.

Preparing for Industry Transition to SOFR

In 2018, we began our preparations to address an industry transition - the switch from London Interbank Offered Rate (LIBOR) to its likely alternative, Secured Overnight Financing Rate (SOFR). The Federal Home Loan Bank (FHLBank) System, as a leading issuer of LIBOR-indexed securities, has a key role to play in this transition; the FHLBank System issued its first SOFR-indexed debt in November 2018. Last month, we participated in our first SOFR-indexed floating rate note issuance, and later this month we anticipate offering our first SOFR-indexed advance.

Making Your Voice Heard

Last year, you voiced your opinions on important matters in the areas of affordable housing and letters of credit. As a result of your efforts, the Federal Housing Finance Agency revised its proposed amendments to the Affordable Housing Program regulations and produced a final rule that allows the program to evolve with the affordable housing needs of the communities you serve and enables us to administer the program more efficiently. Also, with substantial help from



the Wisconsin Bankers Association and the Wisconsin Credit Union League, legislation was enacted in Wisconsin clarifying that Wisconsin members may use FHLBank letters of credit to collateralize local school and municipal deposits, ensure better parity for our state bank, thrift, and credit union members regarding your collateral values, and provide protections for an FHLBank in the event of a member insurance company insolvency. We thank everyone involved for your support of these legislative initiatives that will allow us to better serve you and your local communities.

Supporting Affordable Housing

Providing access to affordable housing is central to our mission to help you support your communities. In 2018, over $28.3 million was awarded through our competitive Affordable Housing Program (AHP) to support 47 affordable housing projects located primarily in Illinois and Wisconsin. These awards will help your community partners with the acquisition, rehabilitation, and new construction of 2,566 housing units. In 2018, 199 members reserved over $20 million in Downpayment Plus® (DPP®) grants on behalf of 3,507 homebuyers in your communities; these grants provide down payment and closing cost assistance to help your income-eligible customers achieve homeownership. In response to member feedback, we opened the DPP Program in January of this year so members can begin reserving funds now. Since 1989, the Bank has awarded more than $455 million in competitive AHP grants and more than $193 million in DPP grants.

Taking Care of Communities in Times of Need

In 2018, communities in our district experienced multiple weather disasters; communities in northern, western, and central Wisconsin counties were FEMA-declared disaster areas due to severe storms and flooding. We responded to these disasters by making available Community First® Disaster Relief Program funding to support the rebuilding efforts. Since the program's inception in November 2013, we've committed over $1.3 million in disaster relief funding across Illinois and Wisconsin.

Expanding Your Community Investment Footprint

Many of you are expanding your use of our community investment programs and products to deepen your support of your local areas through economic development and small business lending. The Community Small Business Advance, introduced in July 2018, is a means for members to support economic revitalization efforts in income-eligible communities. In 2018, $947,795 in interest rate subsidy was reserved, representing $7.5 million in anticipated lending to small businesses. Funding is being used to support a variety of small business needs, such as refinancing a grocery store, a crop farm, and a forestry and logging company; helping a local business expand by hiring more employees; and growing a transportation fleet.



In 2018, $252,304 was committed to the Community First Capacity-Building Grant Program bringing the program's two-year funding total to $502,304. Over the course of this time period, 11 members partnered with 13 organizations to help expand their capacity, and in turn, increase economic development in the communities they serve across Illinois and Wisconsin. Through this successful program, capacity-building grants up to $50,000 provided assistance to qualifying nonprofit lenders to build their financial, operational, and human capital.

We committed $47 million of the $50 million revolving Community First Fund by year-end 2018 as part of our ongoing effort to directly fund community development financial institutions and community development loan funds.

Building a New Organizational Culture

As your member-owned and member-focused cooperative, we are dedicated to providing an exceptional member experience, a commitment that begins with how we deliver value to you. This past year was an exciting period of change at the Bank. With employee insight and engagement at the center of our initiatives, we are transforming how we focus on our people, our members, and your communities. We are creating a diverse and inclusive environment, investing in the talent development of our workforce, and are evaluating and reconsidering how we deliver value to you using your feedback. Our goal is operational excellence in how we support you and in our products and services. We look forward to sharing developments with you and continue to use your feedback to evaluate and guide us in this next stage of our business transformation.

Offering Educational Events

Our member events had a standout year in 2018, which is a testament to the quality of the educational content, distinguished speakers, and networking opportunities our events provide our membership. We look forward to seeing you at a conference, workshop, or member meeting this year. Our member meetings begin in March and we hope you can attend one of the five meetings we are hosting across Illinois and Wisconsin. Visit the events section on fhlbc.com for a list of 2019 events and to register for an upcoming member meeting or workshop.

2018 Financial Highlights

Throughout 2018, member use of advances, letters of credit, and MPF loan products increased. We focused on meeting your business needs by providing funding solutions and liquidity to support mortgage lending, economic development, and affordable housing in the communities you serve. Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our 2018 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website.



- We recorded **net income** of $303 million in 2018 compared to $317 million in 2017.

- **Net interest income** for 2018 was $513 million, which included $32 million of income from available-for-sale (AFS) investment security prepayments during the period. For 2017, net interest income was $483 million, which included $27 million of income from AFS investment security prepayments during the period. The increase in net interest income for 2018 was the result of an increase in interest rates and growth in interest earning assets.

- **Noninterest income** was $16 million in 2018 compared to $44 million for 2017, due to a $24 million loss relating to our derivatives and hedging activities in 2018 compared to an $8 million gain in 2017.

- **Noninterest expense** was $191 million for 2018 compared to $174 million for 2017, driven by an increase in operating expenses related to information technology and compensation and benefits.

- **Assets** were $92.9 billion at year-end 2018 compared to $84.4 billion at year-end 2017. Strong growth in advances and MPF assets lead to the increase. The purchase of MBS investment securities offset the decline in Federal Funds sold and securities purchased under agreements to resell.

- **Advances outstanding** were $52.6 billion in 2018, up 9% from the previous year-end level of $48.1 billion, reflective of member demand for competitive funding to support member investment and loan growth opportunities.

- **MPF Loans** held in portfolio increased to $7.1 billion in 2018 compared to $5.2 billion for 2017, due to increased utilization by Participating Financial Institutions (PFIs) and the addition of new PFIs to the MPF Program.

- Total **investment securities** increased 23% in 2018 to $21.3 billion, as we increased our purchase of Treasury securities and mortgage-backed securities.

- **Retained earnings** were $3.5 billion at year-end 2018, up from $3.3 billion at the end of 2017, and we remained in compliance with all of our regulatory capital requirements.

- **Letter of credit** commitments increased to $24.3 billion in 2018, up from $19.6 billion at year-end 2017.

We had an exceptional year in support of our members and your communities. We look forward to continuing to deliver value to you in 2019. Thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman

President and CEO



This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of regulatory changes to Federal Home Loan Bank membership requirements and liquidity requirements by the Federal Housing Finance Agency, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 31, 2018		December 31, 2017		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	11,407	$	13,378	(15)%
Investment securities		21,305		17,347	23 %
Advances		52,628		48,085	9 %
MPF Loans held in portfolio, net of allowance for credit losses		7,103		5,193	37 %
Other		414		352	18 %
Assets	$	92,857	$	84,355	10 %
Consolidated obligation discount notes	$	43,166	$	41,191	5 %
Consolidated obligation bonds		42,250		37,121	14 %
Other		2,152		1,191	81 %
Liabilities		87,568		79,503	10 %
Capital stock		1,698		1,443	18 %
Retained earnings		3,536		3,297	7 %
Accumulated other comprehensive income (loss)		55		112	(51)%
Capital		5,289		4,852	9 %
Total liabilities and capital	$	92,857	$	84,355	10 %
Member standby letters of credit - off balance sheet	$	24,306	$	19,572	24 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the year ended December 31,						
	2018		2017	Change	2016	Change
Interest income	$	2,315	$ 1,558	49 %	$ 1,259	24 %
Interest expense		(1,802)	(1,075)	68 %	(803)	34 %
Net interest income		513	483	6 %	456	6 %
Reversal of (provision for) credit losses		—	—	— %	(1)	100 %
Net interest income after reversal of (provision for) credit losses		513	483	6 %	455	6 %
Litigation settlement awards		1	2	(50)%	38	(95)%
Other noninterest income		15	42	(64)%	38	11 %
Noninterest income		16	44	(64)%	76	(42)%
Noninterest expense		(191)	(174)	10 %	(167)	4 %
Income before assessments		338	353	(4)%	364	(3)%
Affordable Housing Program assessment		(35)	(36)	(3)%	(37)	(3)%
Net income	$	303	$ 317	(4)%	$ 327	(3)%
Average interest bearing assets	$	92,136	$ 82,469	12 %	$ 76,879	7 %
Net interest income yield on average interest earning assets		0.56%	0.59%	(0.03)%	0.59%	— %